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                            October 7, 2022

       Andrew Gordon
       Chief Executive Officer and Chief Financial Officer
       COFFEE HOLDING CO INC
       3475 Victory Boulevard
       Staten Island, NY 10314

                                                        Re: COFFEE HOLDING CO
INC
                                                            Form 10-K for the
Year Ended October 31, 2021
                                                            File No. 001-32491

       Dear Andrew Gordon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended October 31, 2021

       Item 9A. Controls and Procedures, page 28

   1. We note your disclosure that management has determined that your internal control over financial reporting (
ICFR   ) was not effective as of October 31, 2021 due to certain
                                                        material weaknesses.
However, we also note your disclosure that your President, CEO and CFO concluded that
disclosure controls and procedures (   DCP   ) were effective as of
                                                        the end of the period
covered by this report. Please explain to us why you believe DCP were effective when
ICFR was determined not to be effective.
       Statement of Operations, page F-6

   2.                                                   We note your disclosure
of the line-item    Net Income Before Non-Controlling Interest
                                                        on your Statement of
Operations. Please clarify how your presentation complies with
                                                        ASC 810-10-55-4(J). In
this regard, your line-item description indicates that the amount
                                                        is    before    the
non- controlling interest, but the amount appears to include the non-
                                                        controlling interest.
Please revise your disclosures accordingly. Additionally, we note
 Andrew Gordon
COFFEE HOLDING CO INC
October 7, 2022
Page 2
         your disclosure in MD&A on page 26 that you had a net income of $1,255,354 for the fiscal year ended October 31, 2021. Please revise to disclose the amount of net income in accordance with GAAP and clarify that the amount you have disclosed is net income attributable to the controlling interest. Please revise accordingly. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-
3629 with any questions.



FirstName LastNameAndrew Gordon                              Sincerely,
Comapany NameCOFFEE HOLDING CO INC
                                                             Division of
Corporation Finance
October 7, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName